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                                                     March 6, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         Columbia Gas of Maryland, Inc.
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8965


Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 20, 1996 (Release No. 35- 26632) authorizing the financing transactions and business activities as more fully described in the Joint Application/ Declaration (the "application"), the undersigned hereby certifies to the Commission that on February 19, 1997, Columbia Gas of Maryland Inc. ("Columbia Maryland") refinanced approximately $18 million of long term debt outstanding as of August 21, 1996, by exchanging Installment Promissory Notes ("Old Notes") previously issued by Columbia Maryland to the Columbia Gas System, Inc. ("Columbia") for new Promissory Notes ("New Notes"). The New Notes have a weighted average interest rate below that of the Old Notes and mirror the maturities and interest rates of the seven series of debentures that were issued by Columbia (Release No. 35- 26361) upon emergence from Bankruptcy.


                                Very truly yours,

                                COLUMBIA GAS SYSTEM, INC.


                                By: //s//J. W. Trost
                                   ------------------------------
                                      J. W. Trost, Vice President





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[COLUMBIA GAS LOGO]


Mark A. Cleaves
Senior Attorney


                                                March 21, 1997


U.S. SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C.  20549


          Re:   THE COLUMBIA GAS SYSTEM, INC., ET AL.
                FILE NO. 70-8965


Gentlemen:

        As Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this Opinion which accompanies the Rule 24 Certificate dated March 21, 1997, relating to the above-referenced Joint Application-Declaration (the "Certificate"). On
December 20, 1996, the Commission issued a Supplemental Order (the
"Supplemental Order") which authorized Columbia Gas of Maryland, Inc. ("CMD") to refinance certain long-term debt as more fully described in the Supplemental Order (hereinafter referred to as the "Transaction"). The Commission previously issued an order (HCAR No. 26462, dated January 25, 1996) with respect to a similar joint application (File No. 70-8471) from Columbia and CMD (the "Related Order").

        In connection with the above, I have examined:

        (i) The Joint Application-Declaration dated November 21, 1996 (hereinafter the "Joint Application-Declaration");

        (ii)   the Notice dated November 22, 1996 (HCAR No. 26613);

        (iii)  copies of the Supplemental Order and Related Order;

        (iv)   copies of the Notes and Loan Agreement used for the transaction;


Columbia Gas System Service Corporation, Suite 300, 12355 Sunrise Valley Dr., Reston, Virginia 20191-3420
Tel.: (703) 295-0365, FAX: (703) 758-3968, (Confirmation: (703) 295-0375)
                          "Customers Create Columbia"

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Securities and Exchange Commission
March 21, 1997
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        (v)  a copy of each of the Restated Certificate of Incorporation of
              Columbia, as amended, and the Restated Certificate of Incorporation of CMD, as amended; and

        (vi) such other documents, records and matters of law as I deemed necessary to enable me to render this Opinion.

        Based upon the foregoing and relying thereupon, I am of the opinion that:

        (a) the Transaction has been carried out in accordance with the Joint Application-Declaration;

        (b) all state laws applicable to the Transaction have been complied with;

        (c) CMD is validly organized and duly existing under the laws of the State of Delaware;

        (d) the Notes constitute valid and binding obligations of CMD in accordance with the terms thereof and that Columbia will have a valid claim against CMD, to whom the funds have been advanced pursuant to the Notes; and

        (e) the Transaction did not violate the legal rights of the holders of any securities issued by Columbia, CMD, or by any associate company thereof.

        I hereby consent to the filing of this Opinion with the Certificate

                                       Very truly yours,

                                       /s/ Mark A. Cleaves

                                       Mark A. Cleaves

MAC:bgb
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